August 1, 2012

Via EDGAR and Federal Express

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:           Providence and Worcester Railroad Company (the “Company” or “P&W”)

File No. 000-16704

Dear Mr. Shenk:

This letter is in response to your correspondence dated July 18, 2012 (the “Comment Letter”) containing comments arising from your review of the financial statements and related disclosures included in the Company’s report on Form 10-K for the year ended December 31, 2011, our Form 8-K filed on April 6, 2012, and our Form 10-Q for the quarter ended March 31, 2012 (individually and together, the “Filing”).

In accordance with your request the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company provides this acknowledgement without prejudice to its rights to disclose staff comments and the Company’s response thereto in any such proceedings.

We have addressed below each matter raised in the Comment Letter below by reference to the headings and/or numbered items contained therein.  For the convenience of the Commission’s staff, we reproduce the text of each heading and/or numbered paragraph in the Comment Letter and follow with our response.

Form 8-k filed on April 6, 2012

1.
We note your response to prior comment 5.  Please tell us how you determined that it is appropriate to account for certain portions of the 2012 Settlement and Amendment Agreement with Amtrak as revenue.  Please tell us what the revenue generating activity was that you performed and how you meet all the revenue recognition criteria.  Additionally, please tell us what consideration was given to accounting for the settlement as a gain or otherwise.

Response:

The accounting literature (ASC 605-10-S99 and SAB Topic 13A1) establishes four criteria for the recognition of revenue, each of which must be met by the end of the accounting period in question.  The criteria are (i) persuasive evidence of an arrangement exists; (ii) the arrangement fee is fixed or determinable; (iii) delivery or performance has occurred; and (iv) collectability is reasonably assured.

The Company’s 2012 Settlement and Amendment Agreement with Amtrak dated April 4, 2012 (the “2012 Agreement”) settled a number of issues between the Company and Amtrak, but, most critically, the Company’s rights under a certain Agreement dated January 3, 1978, as amended (the “1978 Agreement”), concerning the provision by Amtrak of storage capacity arising as a result of the diminution of track available for use within Amtrak’s Providence property known as the Northrup Avenue classification yard (“Providence Receiving Yard”).  Under the 1978 Agreement, the Company and Amtrak agreed that the Company had the right to use a certain amount of trackage within Providence Receiving Yard for the storage of railroad cars.  Pending a need for such storage by the Company, Amtrak had the right to utilize the designated facilities as it saw fit.   From approximately 1978 through 2000, Amtrak removed approximately 70,000 feet of track and related infrastructure from Providence Receiving Yard.   Subsequently, at the Company’s request, Amtrak restored approximately 40,300 feet, leaving Amtrak with an outstanding obligation of approximately 29,700 feet.  Beginning in 2008, the Company asserted that it had a need for additional track capacity and invoked its right to require Amtrak to make such track capacity available pursuant to the 1978 Agreement. Negotiations continued between 2008 and the execution of the 2012 Agreement in April of 2012.

 The 2012 Agreement is comprehensive in nature and demonstrates persuasively the existence of an arrangement, thereby satisfying the first of the accounting criteria.  The 2012 Agreement itself establishes the fee or the consideration for the arrangement between the parties.  In essence, under the 2012 Agreement, Amtrak satisfies its outstanding obligations to the Company and the Company releases Amtrak from the obligation to provide replacement track capacity.  As consideration, the Company received from Amtrak the right to use Amtrak’s Cranston yard, together with cash, personal property and certain credits, all of which taken together constitute the consideration for the satisfaction of the balance of track storage due the Company and the Company’s agreement to give up its rights to have storage capacity restored pursuant to the 1978 Agreement.

 The Company valued the storage rights granted by Amtrak by examining the rail infrastructure in the Cranston yard available for the Company’s use.  The Company capitalized that value ($178,000) and will amortize the value over the term of the 2012 Agreement.

 The receipt of the cash and the credit against amounts due Amtrak arises from the Company’s performance of its part of the 2012 Agreement (i.e., satisfaction of the balance of track storage and the abandonment of its right to require replacement track capacity). There is no issue as to collectability since the cash has been received and the credit against existing Company payables to Amtrak was effective upon the execution of the 2012 Agreement ($2,142,000).

The third component of the consideration was receipt of materials and supplies.  As with the other elements of consideration, the Company’s performance occurred upon the execution of the 2012 Agreement and the only issue is whether or not collectability is reasonably assured.  The materials and supplies to be provided by Amtrak to the Company (other than Cranston yard) are items to be furnished to the Company following their removal from service by Amtrak as a result of certain capital projects to be undertaken by Amtrak.  These projects are currently scheduled to be performed during the 2013 construction season.  The Company has no reason to believe that Amtrak will not be able to deliver to the Company the materials and supplies as required by the Agreement.  Indeed, the Company has already received material of a value of approximately $178,000 for Cranston yard, which material was received prior to the end of the accounting period in question.  Accordingly, the Company is reasonably assured of the receipt of the remaining materials and supplies. The remaining portion of material and supplies to be received, exclusive of Cranston yard, is $686,000.

 The final component of the consideration entails receipt by the Company of a credit against amounts due for mileage memorialized in the 1978 Agreement.  The 1978 Agreement incorporates the results of an arbitration between the parties and requires the Company to pay a certain fee per mile to Amtrak for use of portions of Amtrak’s Northeast Corridor by the Company.  While the Company has performed its obligations under the 2012 Agreement, the availability of the credit is subject to the Company’s future use of the Northeast Corridor.  Therefore, the Company deferred the recognition of revenue related to the mileage credit since the timing of the credit is a function of future usage by the Company.
The Company considered accounting for the 2012 Agreement as gain or other income as opposed to revenue.  The Company concluded that the income generated from the transaction was not incidental in nature since both the 1978 Agreement and the 2012 Agreement are related to railroad operations.  The 2012 Agreement adjusts the obligations of Amtrak under the 1978 Agreement relating primarily to Amtrak’s track capacity obligations to the Company by eliminating the Company’s right to require Amtrak to replace track capacity. Amtrak, in turn, agreed to let the Company use portions of its Cranston yard for railcar storage. In recognition of the fact that the rights previously given up by the Company were not equivalent in value to the rights granted by Amtrak with respect to storage in Cranston, Amtrak provided certain additional consideration, a significant portion of which is clearly related to railroad operations (i.e., supplies and materials and credit against future mileage charges in connection with the Company’s use of the Northeast Corridor.)  Based on the foregoing, the Company concluded that the consideration given and received related primarily to railroad operations and was not incidental in nature and is appropriately reflected as revenue.

Form 10-Q for the Quarter Ended March 31, 2012
Item 4. Disclosure Controls and Procedures, Page 14

2. Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  Specifically, you did not indicate that they include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to.  Please represent to us and please revise future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Response:

The Company will include the following in all future filings:

Our management with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a–15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

In addition, the Company represents that the conclusion reached in our filing for the Form 10-Q for the period ended March 31, 2012 in regards to the Company’s disclosure controls and procedures was not limited and that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Please do not hesitate to contact me if you need additional information regarding any of these matters.

Very truly yours,

/s/ Daniel T. Noreck
Daniel T. Noreck
Treasurer and Chief Financial Officer